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Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 065208

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING <u>January 1, 2009</u> AND ENDING <u>December 31, 2009</u>

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Pinnacle Capital Markets, LLC**

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

	FIRM I.D. NO.

4700 Falls of the Neuse Road, Suite 390

(No. and Street)

Raleigh   **NC**   **27609**

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael Paciorek   **919-850-0888**

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Batchelor, Tillery & Roberts, LLP

(Name – if individual, state last, first, middle name)

P.O. Box 18068   **Raleigh**   **NC**   **27619**

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

FEB 25 2010

Washington, DC
105

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, __Michael Paciorek_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Pinnacle Capital Markets, LLC_____ , as of __December 31_____ , 20_09_____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Notary Public

_____
Signature

Managing Director
_____
Title

My Commission Expires 10/19/13

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PINNACLE CAPITAL MARKETS, LLC

Consolidated Financial Statements
and Supplemental Information

December 31, 2009 and 2008

(With Independent Auditors' Report Theron)

BATCHELOR, TILLERY & ROBERTS, LLP
CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 18068
RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
ANN H. TILLERY
FRANKLIN T. ROBERTS
WM. JAMES BLACK, JR.
SCOTT E. CABANISS

3605 GLENWOOD AVENUE, SUITE 350
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

Independent Auditors' Report

The Members
Pinnacle Capital Markets, LLC:

We have audited the accompanying consolidated balance sheets of Pinnacle Capital Markets, LLC and subsidiary (the "Company") as of December 31, 2009 and 2008, and the related consolidated statements of income, changes in members' equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These consolidated financial statements are the responsibility of Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The information contained in Schedules 1 - 3 is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic consolidated financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

Batchelor, Tillery & Roberts, LLP

February 23, 2010

PINNACLE CAPITAL MARKETS, LLC

Consolidated Balance Sheets

December 31, 2009 and 2008

Assets		2009	2008
Current assets:			
Cash and cash equivalents	$	1,186,232	2,499,448
Accounts receivable - trade		1,636,376	1,392,280
Other receivables		-	75,093
Prepaid expenses		15,622	9,800
Total current assets		2,838,230	3,976,621
Property and equipment, net		21,538	29,718
Other assets		54,816	54,816
	$	2,914,584	4,061,155

Liabilities and Members' Equity

		2009	2008
Current liabilities:			
Accounts payable		186,096	158,545
Accrued commissions, fees, and other liabilities		1,586,499	2,767,195
Total current liabilities		1,772,595	2,925,740
Contingencies			
Members' equity		1,141,989	1,135,415
	$	2,914,584	4,061,155

See accompanying notes to consolidated financial statements.

PINNACLE CAPITAL MARKETS, LLC

Consolidated Statements of Income

Years ended December 31, 2009 and 2008

	2009	2008
Revenues	$ 24,151,664	26,533,516
Operating expenses:		
Commission and fees	18,233,613	21,436,777
Clearing fees	1,979,993	1,384,714
Technology	1,187,837	1,032,915
Salaries and wages	441,557	419,144
Professional fees	55,806	32,865
Office	21,181	105,472
Travel and entertainment	44,699	68,886
Regulatory fines	300,000	-
Regulatory fees and licenses	53,841	25,244
Rent	65,381	63,960
Insurance	60,418	48,342
Depreciation	8,180	7,604
Taxes	164	38,373
Miscellaneous	76,331	124,730
	22,529,001	24,789,026
Income from operations	1,622,663	1,744,490
Interest income	69	3,553
Net income	$ 1,622,732	1,748,043

See accompanying notes to consolidated financial statements.

PINNACLE CAPITAL MARKETS, LLC

Consolidated Statements of Changes in Members' Equity

Years ended December 31, 2009 and 2008

Members' equity, December 31, 2007	$	1,268,801
Net income		1,748,043
Distributions		(1,881,429)
Members' equity, December 31, 2008		1,135,415
Net income		1,622,732
Distributions		(1,616,158)
Members' equity, December 31, 2009	$	1,141,989

See accompanying notes to consolidated financial statements.

PINNACLE CAPITAL MARKETS, LLC

Consolidated Statements of Cash Flows

Years ended December 31, 2009 and 2008

	2009	2008
Cash flows from operating activities:		
Net income	$ 1,622,732	1,748,043
Adjustments to reconcile net income		
to net cash provided by operating activities:		
Depreciation	8,180	7,604
Changes in operating assets and liabilities:		
Accounts receivable - trade	(244,096)	(141,817)
Other receivables	75,093	20,786
Prepaid expenses	(5,822)	4,045
Accounts payable	27,551	(18,044)
Accrued commissions, fees, and other liabilities	(1,180,696)	1,730,892
Net cash provided by operating activities	302,942	3,351,509
Cash flows from investing activities - capital expenditures	-	(10,984)
Cash flows from financing activities-members' distributions	(1,616,158)	(1,881,429)
Net (decrease) increase in cash and cash equivalents	(1,313,216)	1,459,096
Cash and cash equivalents, beginning of year	2,499,448	1,040,352
Cash and cash equivalents, end of year	$ 1,186,232	2,499,448

See accompanying notes to consolidated financial statements.

PINNACLE CAPITAL MARKETS, LLC

Notes to Consolidated Financial Statements

December 31, 2009 and 2008

(1) Organization and Significant Accounting Policies

Organization

The Company was organized as Pinnacle Capital Markets, LLC (the "Company") under the laws of the state of North Carolina on September 30, 2003, to provide investment services to investors as a securities broker-dealer. The Company is licensed to operate in six states. Currently, the Company is only operating in North Carolina. The Company is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the Financial Industry Regulatory Authority, Inc. (FINRA). The Company's securities are cleared through a clearing broker-dealer. The Company does not maintain customer's security accounts nor does it perform custodial functions related to customer securities.

The Company's wholly-owned subsidiary, Pinnacle Capital Futures, LLC, is an introducing futures dealer which engages in offering electronic futures trading to its intended client base.

Revenue Recognition

The Company recognizes revenue from securities transactions on a settlement-date basis.

Basis of Presentation

The Company's policy is to prepare its financial statements in accordance with accounting principles generally accepted in the United States of America.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Pinnacle Capital Markets, LLC and its wholly-owned subsidiary, Pinnacle Capital Futures, LLC, after elimination of all significant intercompany accounts and transactions.

Cash and Cash Equivalents

For purposes of the consolidated financial statements, cash and cash equivalents include cash, deposits in interest-bearing accounts, and other financial instruments with original maturities of less than three months.

Accounts Receivable

The Company writes off doubtful receivables in amounts equal to the estimated collection losses that will be incurred. No allowance is required for 2009 or 2008.

(1) Organization and Significant Accounting Policies, Continued

Property and Equipment

Property and equipment are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the related assets, which are generally three to seven years.

Expenditures for repairs and maintenance are charged to expense as incurred. The costs of major renewals and betterments are capitalized. The cost and related accumulated depreciation of property and equipment are removed from the accounts upon retirement or other disposition and any resulting gain or loss is reflected in operations for the period.

Income Taxes

The Company is treated as a partnership for federal and state income tax purposes whereby its earnings and losses are included in the tax returns of the members. The consolidated financial statements, therefore, do not reflect a provision for income taxes.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to credit risk consist primarily of cash and cash equivalents. The balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per bank. Amounts on deposit in excess of this limit as of December 31, 2009 and 2008 were $945,425 and $2,164,769, respectively.

(2) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2009 and 2008, respectively, the Company had net capital, as defined, of $876,206 and $871,198 which was $626,206 and $621,198 in excess of required net capital ($250,000), and its ratio of aggregate indebtedness to net capital was 2.0 to 1 and 3.3 to 1.

(3) Lease Commitments

The Company originally leased office space in August 2005 under a lease agreement that expired November 1, 2008. The Company extended the lease through October 31, 2011 at a monthly rate of $3,999 with a scheduled annual increase of 3%. The future payments on the non-cancelable operating lease are as follows:

Year ending December 31,

2010	$	49,664
2011		42,420
		92,084

(4) Property and Equipment

Property and equipment consist of the following:

		2009	2008
Computer equipment	$	32,631	32,631
Office equipment		13,326	13,326
Office furniture		8,193	8,193
		54,150	54,150
Less accumulated depreciation		(32,612)	(24,432)
	$	21,538	29,718

(5) Related Party Transactions

The Company transacts business with four companies, RND Enterprises ("RND"), Pinnacle Capital Commodities, dba PCC ("PCC"), Gryphon Capital Limited ("Gryphon"), and Novus Visum Limited ("Novus"), which are owned by individuals with ownership positions in its parent Company. Commissions paid to all companies during 2009 and 2008 were $2,705,441 and $1,074,272, respectively.

(6) Subsequent Events

The date to which events occurring after December 31, 2009, the date of the most recent balance sheet, have been evaluated for possible adjustment to the financial statements or disclosure is February 23, 2010, the date the financial statements were available to be issued.

PINNACLE CAPITAL MARKETS, LLC

Supplemental Schedules of Computation and Reconciliation of
Net Capital in Accordance with Rule 15c3-1 of the
Securities and Exchange Commission

December 31, 2009 and 2008

	2009	2008
Total assets	$ 2,914,584	4,061,155
Deduct: Aggregate indebtedness	(1,772,595)	(2,925,740)
Net equity	1,141,989	1,135,415
Add: Excluded indebtedness	-	-
Add: Subordinated liabilities	-	-
Deduct: Non-liquid assets	(92,463)	(94,533)
Deduct: Non-allowable ownership equity	(171,914)	(166,512)
Deduct: Securities haircuts	(1,406)	(3,172)
Net capital	$ 876,206	871,198
Capital requirements:		
Broker-dealer	$ 250,000	250,000
Net capital in excess of requirements	626,206	621,198
Net capital as above	$ 876,206	871,198

Reconciliation with Company's Computation of Net Capital Included in Part IIA of Form X-17A-5 as of December 31 2009:

There is no significant difference between net capital in the FOCUS report as of December 31, 2009 and net capital reported above.

PINNACLE CAPITAL MARKETS, LLC

Supplemental Schedule of Computation for Determination
of Reserve Requirements Pursuant to Rule 15c3-3
of the Securities and Exchange Commission

December 31, 2009 and 2008

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

PINNACLE CAPITAL MARKETS, LLC

Supplemental Schedule of Computation and Reconciliation
of Net Capital in Accordance with Rule 15c3-3
of the Securities and Exchange Commission

December 31, 2009 and 2008

The Company is exempt from the provisions of Rule 15c3-3 under the Securites Exchange Act of 1934, in that the Company's activites are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

BATCHELOR, TILLERY & ROBERTS, LLP
CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 18068
RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
ANN H. TILLERY
FRANKLIN T. ROBERTS
WM. JAMES BLACK, JR.
SCOTT E. CABANISS

3605 GLENWOOD AVENUE, SUITE 350
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17A-5

The Members
Pinnacle Capital Markets, LLC:

In planning and performing our audit of the financial statements of Pinnacle Capital Markets, LLC (the Company), as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

12

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate as of December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, the Financial Industry Regulatory Authority, Inc., and any other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Batchelor, Tillery & Roberts, LLP

February 23, 2010

BATCHELOR, TILLERY & ROBERTS, LLP
CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 18068
RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
ANN H. TILLERY
FRANKLIN T. ROBERTS
WM. JAMES BLACK, JR.
SCOTT E. CABANISS

3605 GLENWOOD AVENUE, SUITE 350
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

The Members
Pinnacle Capital Markets, LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by Pinnacle Capital Markets, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Pinnacle Capital Markets, LLC's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Pinnacle Capital Markets, LLC's management is responsible for Pinnacle Capital Market, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009 less revenues reported on the FOCUS reports for the period from January 1, 2009 to March 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Batchelor, Tillery & Roberts, LLP

February 23, 2010